SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Q1 ’15 Earnings Results

I.	Performance in Q1 2015 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q1 15	Q4 14	Q1 14	QoQ	YoY
Quarterly Results
Revenues	7,022	8,342	5,588	-15.8%	25.7%
Operating Income	744	626	94	18.9%	689.0%
Income before Tax	624	488	29	27.7%	2081.1%
Net Income	476	389	-82	22.2%	N/A

II.	IR Event of Q1 2015 Earnings Results

1. Provider of Information: IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q1 15 Earnings Results of LG Display

4. Date & Time:	16:00 (KST) on April 22, 2015 in Korean

10:30 (KST) on April 23, 2015 in English

5. Venue & Method:	1) Earnings release conference in Korean:

• Auditorium, B1 floor, LG Twin Towers(East Tower)

128, Youngdungpo-gu, Seoul

2) Conference call in English:

• Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6.	Contact Information

1)	Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Jeehae Choi, Senior Manager, IR Team (82-2-3777-0787)

David Kim, Manager, IR Team (82-2-3777-2387)

3)	Relevant Team: IR Team (82-2-3777-1010)

III.	Remarks

i.	Please note that the presentation material for Q1 15 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q1 15 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG DISPLAY REPORTS FIRST QUARTER 2015 RESULTS

SEOUL, Korea (April 22, 2015) – LG Display reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending March 31, 2015.

•	Revenue in the first quarter of 2015 decreased by 16% to KRW 7,022 billion from KRW 8,342 billion in the fourth quarter of 2014 and increased by 26% from KRW 5,588 billion in the first quarter of 2014.

•	Operating profit in the first quarter of 2015 recorded KRW 744 billion, a quarter-on-quarter increase of 19% from an operating profit of KRW 626 billion and a year-on-year increase of 689% from the operating profit of KRW 94 billion in the first quarter of 2014.

•	EBITDA in the first quarter of 2015 was KRW 1,595 billion, compared with EBITDA of KRW 1,532 billion in the fourth quarter of 2014 and with EBITDA of KRW 1,015 billion in the first quarter of 2014.

•	Net income in the first quarter of 2015 amounted to KRW 476 billion, a quarter-on-quarter increase of 22% from KRW 389 billion in the fourth quarter of 2014 and a year-on-year improvement from a net loss of KRW 82 billion in the first quarter of 2014.

LG Display announced today its twelfth straight quarterly operating profit at KRW 744 billion and a quarterly revenue of KRW 7,022 billion, which is the company’s highest ever first quarter revenue.

Although the first quarter of the year is normally regarded as an off-season, LG Display was able to achieve higher-than-expected earnings results. This is mainly due to favorable market trends for large-sized TV panels based on stable demand continuing from the fourth quarter of 2014. In addition, the company’s continuous cost reduction efforts contributed to the results.

TFT-LCD panels for TVs accounted for 41% of revenue in the first quarter of 2015, mobile device panels for 25%, tablet PCs and notebook PCs 17%, and monitors 17%.

In case of the OLED panels, LG Display expects that OLED market growth will accelerate this year with technology developments and improvements in productivity. The company will solidify its leadership position and competitive advantage in the global display industry by targeting the high-end market with diversified OLED panel products and customer base while thoroughly building a firm foundation for the success of the OLED business.

With 84% in the liability-to-equity ratio, 129% in the current ratio, and 10% in the net debt-to-equity ratio as of March 31, 2015, the financial structure of the company remains stable.

Outlook

The following forecast is based on information as of April 22, 2015. The Company does not expect to update its estimates until the next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

Mr. Don Kim, CFO of LG Display said “Shipments in the second quarter are expected to increase by a low to mid-single digit percentage compared to the first quarter. The panel price fluctuations are expected to vary among panel makers since there will be a range of differences in panel demand based on geographical region and product segment. We will implement a flexible operation strategy based on these market situations.”

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on April 22, 2015 at 4:00 p.m. Korea Standard Time at the Auditorium (B1), Twin Towers, East Tower, Yeouido, Seoul, Korea. An English language conference call will follow on April 22, 2015 at 10:30 a.m. Korea Standard Time. (9:30 p.m. EST, 2:30 a.m. GMT) The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109561#. Please receive your personal pin code prior to the conference call at http://pin.teletogether.com/eng; please key in 9999 on the main page to receive a personal pin code.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies including thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs, and flexible displays. The company manufactures and provides TFT-LCD panels in a broad range of sizes and specifications for use in TVs, monitors, notebook PCs, and various other applications including mobile devices and tablets. LG Display currently operates fabrication facilities in Korea and China, and back-end assembly facilities in Korea, China and Poland. The company has a total of 53,000 employees operating worldwide. Please visit www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
HeeYeon Kim, Head of Investor Relations Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Business Support Gr.	Claire Ohm, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1353
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 22, 2015	By: /s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President